

Mail Stop 3233

January 19, 2017

Via E-Mail
Mr. William J. Clifford
Chief Financial Officer
Gaming and Leisure Properties, Inc.
845 Berkshire Blvd., Suite 200
Wyomissing, PA 19610

      Re: Gaming and Leisure Properties, Inc.
            Form 10-Q
            Filed on November 9, 2016
            File No. 001-36124

Dear Mr. Clifford:

We have reviewed your December 22, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our December 20, 2016 letter.

Form 10-Q filed on November 9, 2016

Item 1 Financial Statements (Unaudited) page 4

Notes to the condensed consolidated financial statements, page 8

5 Acquisitions

1.   We have considered your response to our prior comment. We note in your response that GLPI and CCR were the only named parties subject to the Amended and Restated Purchase Agreement. We further note that GLPI entered into a separate purchase agreement with Pinnacle for the sale of the Meadows' operating assets. Please clarify for us the form of the transfer of the Meadows' operating assets from GLPI to Pinnacle (e.g. sale, assignment etc.) and provide us with a summary of the significant terms of the agreement. In addition, please tell us whether the Meadows' operating assets revert to GLPI should Pinnacle cease operations or otherwise decide to stop operating the Meadows casino.

You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities